Contact

www.linkedin.com/in/
mariaburnsortiz (LinkedIn)
www.7generationgames.com
(Company)

Top Skills

Start-ups
Interactive Creative Direction
Business Development

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Honors-Awards

Powermeter 100 - Most influential
people for Latinos in Massachusetts

Fulbright Berlin Capital Program
Grant Recipient

Faces of the Future: Hispanics Who
Will Influence the World

Emerging Journalist of the Year

Graduate Fellowship for
"Development of Research on
Gender, Sport and the Dominican
Republic"

Maria Burns Ortiz

CEO at 7 Generation Games. NY Times Bestseller. MSPBJ 40
Under 40. Forbes Next 1000. Goldman Sachs 10KSB. National
Latina Business Women - LA Rising Star.
Minneapolis, Minnesota, United States

Summary

Startup founder and tech entrepreneur. Working to make the world
smarter through video games. Wrote a NY Times bestseller. Used to
write about sports.

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Experience

7 Generation Games
CEO and Co-Founder
January 2013 - Present (9 years 8 months)
Minneapolis, Minnesota, United States

Chief Executive Officer, October 2015 - present

Co-Founder - January 2013 - present

Lead 7 Generation Games, an educational software company, developing a
platform that streamlines production of immersive video games and interactive
apps.

Build and scale edtech company.
- Combining educational research, game design and artificial intelligence to
build platform for developing customized games for K12 that teach, through
culturally relevant context and in multiple languages.
- Brought in over $2.3M in non-dilutive R&D grant funding from U.S.
Department of Agriculture, National Institutes of Health, Start-Up Chile and
National Science Foundation.
- Launched the Growing Math project, a $1M USDA-funded initiative, enabling
us to rapidly deploy across six states in 2020.

Responsible for business development and strategic partnerships.
- Expanded to customized co-branded or white-label educational game-based
applications with tribes, publishers and non-profits.
- Bringing to market 7 Gen Blocks, a game development platform optimized for
instruction & assessment of educational content.

Lead 7 Generation Games creative and design teams.

Under my leadership, 7 Generation Games has been selected for Goldman Sachs 10,000 Small Businesses program (2022), invited into Google's Start on Android accelerator (2021), won Minne Inno's Blazer Award for EdTech as one of Minnesota's top early-stage tech companies (2021), awarded "Best Learning Game Artwork" at the Department of Education's ED Games Expo (2019), chosen for the Chilean government-backed "Start-Up Chile" tech accelerator (2018), recognized as one of the "Top 50 Apps for Kids" by Educents (2017), named one of Tech.Co's Top 50 Startups of the Year (2016) and accepted into BoomStartup's EdTech Accelerator cohort (2015).

Invited speaker at 2016 White House's "United State of Women" Summit.

The Loft Literary Center
Teaching Artist
July 2020 - April 2022 (1 year 10 months)

Designed and taught nonfiction writing class "Moments into Memoir" (twice per year) at one of the nation's leading independent literary centers.

My Fight/Your Fight
Co-Author
March 2014 - May 2015 (1 year 3 months)
Venice, California

Co-Author of the best-selling "My Fight/Your Fight" with Ronda Rousey, published by Regan Arts.

Among its many accolades, "My Fight/Your Fight" appeared on The New York Times best seller list, the Barnes and Noble best seller list, the Toronto Star best seller list, The Sunday Times (U.K.) best seller list, the William Hill Sports Book of the Year long list, was a Goodreads Choice Award nominee and was featured on the Today Show as a "summer reading pick." Named "U.K.'s Best Sports Book of 2016" and "Best International Autobiography" at Cross Sports Book Awards.

"My Fight/Your Fight" has been published in nine languages. International publication markets include the U.K. (Century), Brazil (Portugese: Minha Luta Sua Luta, Abajour Books), Latin America (Spanish: Mi Lucha/Tu Lucha, Del Nuevo Extremo - Grupo Editorial), France (French: Pourquoi je me bats,

Arenes), Germany (German: Zur Kämpferin geboren: Mein Weg an die Spitze der Mixed Martial Arts, Riva Verlag), China (Jiangxi People's Publishing House) and Korea (YoungJin - Imprima Korea Agency).

The movie rights to "My Fight/Your Fight" were acquired by Paramount Pictures.

Emerson College
Adjunct Professor
September 2011 - May 2013 (1 year 9 months)
Boston, Massachusetts

Designed and taught undergraduate courses "Interactive News" and "Foundations of Journalism."

ESPN
Social Media Columnist
August 2006 - March 2013 (6 years 8 months)

Social Media Columnist
March 2011 – March 2013
Was ESPN.com's first columnist dedicated to the intersection of social media and sport.

Page 2 Contributor
November 2009 – February 2012
Wrote about the intersection of sports and pop culture.

Soccer Writer
August 2006 – May 2010
Beat writer for men's college soccer and contributed additional soccer features for ESPNSoccernet.

Tufts University
Visiting Lecturer
September 2010 - December 2012 (2 years 4 months)
Medford, Massachusetts

Designed and taught undergraduate course "Sports Journalism in the Internet Age" through the university's Experimental College in Fall 2010, Fall 2012.

Knight Ridder
Sports Reporter
January 2005 - December 2006 (2 years)

Fort Wayne, Indiana

Newspaper sports reporter for "The News-Sentinel," covering daily sports from prep to pro levels.

General Assignment Sports Writer November 2005 – December 2006
- Major beats included Indiana Pacers and Purdue football. Additionally served as backup NFL writer. Also covered Division I men's basketball and minor league baseball.
- Co-conceived and executed bilingual series of columns during the 2006 World Cup. Project received national attention and recognition.
- Appointed to the "2010 Initiative" team, a board comprised of executives, editorial and business-side staff tasked with mapping out a five-year plan for the newspaper to compete in a changing marketplace.
- Covered non-sports stories, especially those relating to the Spanish-speaking community, to assist with major breaking news.
- Appeared on local broadcast media (primarily radio) to supplement and promote newspaper coverage. Served as weekly contributor to Comcast High School Football Game of the Week Halftime Show.

Prep Sports Reporter January 2005- October 2005
- Beat writer responsible for providing daily high school sports coverage for a region that included 26 secondary schools.
- Covered non-sports stories, especially those relating to the Spanish-speaking community.

Sports Illustrated
Editorial Assistant, Editorial Projects Department
June 2004 - November 2004 (6 months)
New York, New York

Wrote integrated sponsored content that ran in the nation's leading sports magazine and online as part of SI's custom publishing unit. Although the term wasn't in use at the time, basically we did native ads before they were the thing everyone was trying to do. Also served as a researcher, fact checker, reporter and copy editor for departmental projects.

Additionally worked as Editorial Projects Department Intern from September 2003 - December 2003.

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Education

New York University

BA, Journalism · (2000 - 2003)